INVEST IN **WEBSTREET**

Game-Changing Platform for Fractional Investing in Online Assets



WebStreet
Invest Passively In
The $5 Trillion
E-Commerce Market
WebStreet
Available
investment
Create your account to access all

webstreet.co Wilmington DE

Fintech & Finance

LEAD INVESTOR



Thomas Lacroix

I invested in WebStreet because of the ambitious mission of the company to make access to online assets available to everyone. I personally know the potential of these assets, having built a content website specialized in the outdoors, that quickly generated solid revenues. WebStreet is offering the opportunity for anyone to gain exposure to similar profitable online assets to generate returns passively, without the burden of managing them. I have full confidence that the founders of WebStreet have the ability to execute their plan successfully. They already built Empire Flippers from the ground up, fueling growth in the industry by adding trust, transparency, and legitimacy to a previously niche asset class. Building a platform like WebStreet is a natural continuation of Empire Flippers, and I believe WebStreet will also benefit from a first mover advantage, as there is still no other similar platform existing. To me, investing in WebStreet is the opportunity to get a cut of the e-commerce market, diversified into multiple portfolios of online assets from various niches, and business models. It was an opportunity I did not want to miss.

Invested $60,000 this round

Highlights

1. Opening the $5T global ecommerce market to passive investors for the first time.
2. Founders started Empire Flippers, a global marketplace for online assets with $500M+ in transactions
3. First movers in a Blue Ocean opportunity.
4. Investment portfolios have raised $27M from 350+ investors in 24 months.
5. Initial portfolios have achieved returns of 3-4% quarterly in a down market.

Our Team



Mirabel Vranjkovic
Co-Founder and Managing Partner

Mike Vranjkovic is a serial entrepreneur and founding partner of WebStreet. His vast experience in the financial sector and the e-commerce industry give him a unique perspective on leveraging online businesses to obtain strong non-correlated returns.



Joseph Magnotti Co-Founder

Joe Magnotti is a serial entrepreneur who, in addition to being a founding partner at WebStreet, is also co-founder and CEO of Empire Flippers, the world's largest curated marketplace for online assets.



Justin Cooke Co-Founder

Justin Cooke is a serial entrepreneur who, in addition to being a founding partner at WebStreet, is also co-founder and CMO of Empire Flippers, the world's largest curated marketplace for online assets.

Pitch



Your Gateway to Own
a Slice of the Internet


WebStreet is a game-changing platform that allows fractional investment in online assets run by world-class portfolio managers.
We connect passive investors to active portfolio managers with proven track records of growing online assets.

Seasoned Pioneers on a Second Journey

WebStreet (fka Empire Flippers Capital) was started by the same founders that brought about Empire Flippers. Starting in 2014, we built Empire Flippers from the ground up, bootstrapping ourselves to an industry leader that boasts the largest team and curated marketplace in the entire industry. We've done over 2000 transactions, totaling close to $500 million in transaction volume.

Pitch


Your Gateway to Own a Slice of the Internet
WebStreet is a game-changing platform that allows fractional investment in online assets run by world-class portfolio managers.
We connect passive investors to active portfolio managers with proven track records of growing online assets.

Seasoned Pioneers on a Second Journey

WebStreet (fka Empire Flippers Capital) was started by the same founders that brought about Empire Flippers. Starting in 2014, we built Empire Flippers from the ground up, bootstrapping ourselves to an industry leader that boasts the largest team and curated marketplace in the entire industry. We've done over 2000 transactions, totaling close to $500 million in transaction volume.



Retail e-commerce is a massive $5 TRILLION industry (Statista) and growing significantly year over year. Digital ad spend exceeded $600 BILLION last year (Statista) and institutional money is flowing in with $20 BILLION invested into Amazon aggregators from the likes of JP Morgan, Goldman Sachs, and Bain.


Retail e-commerce sales worldwide from 2014 to 2025
1,435
1,987
2,521
3,487
3,981
4,389
5,103
5,899
6,217
6,991
7,759
8,511
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023*
2024*
2025*
© Statista 2023

The long-term trends are *extremely* positive as the online space continues to eat into traditional commerce and advertising globally.

Unlocking a Market

Unlocking a Market

Traditionally, buying, growing, and operating online assets requires time, skill, and money. Few individuals have all three, making the market inaccessible to most. The market barriers limit entry to only private equity firms, accredited investors, or seasoned entrepreneurs, leaving average investors locked out.

WebStreet bridges the gap and unlocks the market for all.


Why Online Assets
Online assets are businesses that operate solely in the digital world like Amazon Stores and Content Sites
• Non-Correlated
• Cash-Flowing
• Underrated Asset Class
• Direct Control
Cash Flowing
Earn quarterly cash distributions completely passively.
Asset Appreciation
Your investment grows as the online site is managed by elite portfolio managers.
Non-Correlated
WebStreet rounds are on track to deliver 20%+ annualized returns, even in a down economy.
Portfolio Diversification
Protect yourself from down real estate markets and cyclical traditional markets by diversifying your portfolio.
Multiple Monetizations
Choose from an array of monetizations including Amazon FBA, Content Sites and soon to be Micro-Saas or "Invest in All" for max diversification

The WebStreet Solution

WebStreet offers **fractional** and **passive** investing in portfolios of online assets.

Leveraging our expertise, network, and investor backing, WebStreet:

- Selects and vets portfolio managers.
- Raises the capital for each portfolio through our network of investors.
- Reviews portfolio manager due diligence on all assets purchased.
- Handles the legal set up, securities compliance, investor relations, and ongoing reporting.

We do the busy work, freeing up the portfolio managers to focus on growing the assets.

> ***The experience is completely hands-off and passive for our investors.***

In 2-4 years, the assets are sold and the sale proceeds are distributed back to investors with WebStreet receiving a part of the profit as carried interest in every deal.

The breakdown of the profit split is as follows:

- Investors - 66.7%
- Portfolio Managers - 20%
- WebStreet - 10%
- Independent Advisors - 3.3%

Note: Portfolio Managers co-invest in their fund and do not make a salary. They only get paid out of profits generated (ie. distributions and exit).

Not only does WebStreet take a 10% carry in all assets under management, we also have recurring management fees. This combination of carried interest and management fees equates to predictability, which is why asset managers like Blackstone, Apollo, and Bain Capital trade at high multiples.

So, investors in WebStreet are entitled to carried interest in *all* of WebStreet deals – a great way to get exposure to our entire portfolio of deals.

Racing Out the Gates

WebStreet was launched in 2021 and we hit the ground running. Across multiple

investment rounds, we quickly validated proof-of-concept and product-market fit. In 24 months, we've already:

1. Vetted 400+ portfolio managers and selected 13 of the highest performers.
2. Funded 5 rounds of portfolios, raising $27 million from over 350 investors.
3. Helped our portfolio managers and investors acquire 34 assets.
4. Given our investors 3-4% quarterly cash on cash returns, on track for 20%+ annualized returns over the life of the portfolios.



WebStreet to Date
Raising Funds & Delivering Returns

Round	Capital	Funds	Acquisitions	Avg. Investor Cash Yields Q2 22	Q3 22	Q4 22	Q1 23	LTD
Round 1	$5.3M Capital Deployed	4	11	2.8%	2.4%	3.0%	2.5%	20.1%
Round 2	$5.2M Capital Deployed	4	12	3.0%	3.6%	3.8%	5.0%	15.4%
Round 3	$4.4M Capital Deployed	3	7	n.a	n.a	3.5%	2.3%	5.8%
Round 4	$1.8M Capital Deployed	2	4	n.a	n.a	n.a	n.a	n.a
Round 5	$5.4M Capital Raised	4	Acquisitions in Progress	n.a	n.a	n.a	n.a	n.a

WebStreet

** Past performance not indicative of future success and no guarantee as to performance of future portfolios. Cash Yields are calculated as cash distributed to investors divided by their total amount invested.*

It's worth noting that all of our traction happened in a down market. Starting from zero in a tumultuous environment, we built out an investment class. If we can deliver this for investors out the gate, imagine what we could do next?

And our investors have something to say:


WebStreet has built a loyal investor base with a global reach
Acquiring and growing small companies is a prime engine of wealth-creation
WebStreet's platform turns that into a quick way to invest, diversify, and aim for unusually high returns. They're organized and helpful too!
David P.
Investor - San Francisco, CA
At this rate, I will continue to be a super fan for the long haul.
I've been an investor with WebStreet since day 1 (round 1 and all successive rounds). All I can say is that with each round, they get better, faster, and stronger. The diligence and the quality of portfolio manager/fund selections are top notch, investor engagement and transparency is very high, and the team is made up of the utmost professionals. At this rate, I will continue to be a super fan for the long haul.
Hannah C.
Investor - Jacksonville, FL
I've invested in every fund, in every round
I like the strategy of buying cash-flowing businesses because the investors have been getting returns soon after our money was invested. And the experienced portfolio managers vetted by Webstreet make me confident that they know how to spot good acquisitions, grow revenue, and then exit profitably.
Jeff H.
Investor - Los Angeles, CA

The Fractional Model Works

Keep in mind, we're not reinventing the wheel – the fractional model has been proven across other industries of alternative assets like real estate, fine art, and wine, run on platforms with massive valuations.


Investment Platforms
Alternative Assets
Real Estate - $20T
Groundfloor
FUNDTHATFLIP
EQUITYMULTIPLE
CROWDSTREET
DIVERSYFUND
PeerStreet
FUNDRISE
roofstock
Startups - $3T
INDIEGOGO
startengine
Art - $2T
ARTSQUARE
MASTERWORKS
Fine Wine - $400B
Vint
vinovest
Farmland - $3T
acretrader
E-commerce - $5T
WebStreet
WebStreet is the first platform of its kind leveraging extensive industry expertise to capitalize on a large and growing market

These platforms have shown the tremendous potential of fractional ownership AND alternative assets. Now WebStreet is applying this model to online assets.


Competition
As front-runners in a blue ocean opportunity, WebStreet has created a new invest-able asset class and made it completely passive for investors.
WebStreet has shown that cash flowing assets can produce strong returns, even in difficult economic conditions.
Projected IRR
Self run Amazon FBA
Self run content site
WebStreet
Active
Passive
Individual real estate investing
Yieldstreet
vino vest

> ***So, <u>why not</u> the colossal opportunity of online assets?***

Owning a Piece of Our Moonshot

Through our first rounds, we've shown that WebStreet is onto something big. Now, we're at a growth inflection point with recurring revenue starting to stack.

Given the growth projections for the market, the timing is right for us to go all in. Our moonshot goal is to deploy $150 million per year in acquisitions within 3 to 4 years. We have all the pieces in place for that rocket ship, we just need the working capital to take off.

> ***WebStreet has unlocked unprecedented access to this highly-specialized asset class ... and this is just the start.***

Terms

- **Ownership Type:** Preferred Equity
- **Management:** Completely Passive
- **Voting Rights:** None
- **Pre-Money Valuation:** $53.6 million
- **Investor Ownership:** 5-10%
- **Expected Hold Period:** 5-10 years

Click here to view ***<u>our Financial Model</u>***. You can make a copy if you want to adjust any assumptions. (This file contains forward looking projections that cannot be guaranteed.)

Use of Funds

Approximate Use of Proceeds:

- Operating Capital, Comp: 75%
- Operating Capital, Non-Comp: 15%
- Working Capital: 10%

Become an early adopter of an asset class!

This is a rare opportunity to invest directly in our future as an early adopter of an investment revolution. It's a chance to join us on the ownership side of the table and profit from the upside of an emerging market.

The market is primed for growth, the WebStreet platform is fleshed out, the team

The market is primed for growth, the WebStreet platform is fleshed out, the team is seasoned. All that's left is to decide whether you want a piece of the revolution.

Join us as we set sail on this Blue Ocean!